UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404
DIVISION OF
CORPORATION FINANCE
Mail Stop 05-07
        							December 28, 2004

Via U.S. Mail

Mitchell H. Gold, M.D.
President and Chief Executive Officer
Dendreon Corp.
3005 First Avenue
Seattle, Washington 98121

RE:	Dendreon Corp.
      Form 10-K for fiscal year ended December 31, 2003
	File No. 0-30681

Dear Dr. Gold:

      We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response.
After reviewing this information, we may or may not raise
Additional comments.

      Please understand that the purpose of our review process is To assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2003

General -
We note that under the terms of Exhibit 10.20, the Collaborative
Development and Marketing Agreement between the Company and Genetech, Inc. (incorporated by reference from the Form 10-Q for the quarter ended September 30, 2002), the Company is to conduct certain research and development, marketing, licensing and selling activity in territory that includes North Korea. In light of the fact that North Korea has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign
Assets Control, please advise us of the materiality to the Company
Of your current or planned operations in North Korea, and give us
Your view as to whether those operations constitute a material
Investment risk for your security holders. In preparing your response, Please consider that evaluations of materiality should not be based
Solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.

Closing

      Please understand that we may have additional comments after We review your response to our comment. You may contact me at
(202)942-7817 if you have any questions about the comment or our review.


								Sincerely,




								Cecilia Blye, Chief
								Office of Global Security
								Risk


cc: 	Jeffrey Riedler
	Assistant Director
	Division of Corporation Finance